UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

WuXi PharmaTech (Cayman) Inc.

(Name of Issuer)

Ordinary Shares*

American Depositary Shares

(Title of class of securities)

929352102**

(CUSIP number)

December 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	Not for trading, but only in connection with the registration of American Depositary Shares each representing 8 ordinary shares.

**	This CUSIP applies to the American Depositary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 929352102	SCHEDULE 13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ge Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,065,743[1]
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 25,065,743[1]
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,065,743[1]
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%[2]
12	TYPE OF REPORTING PERSON IN

[1]

Includes (i) 3,300,580 ordinary shares held directly by Dr. Ge Li; (ii) 1,279,010 American Depositary Shares (“ADSs”) held directly by Dr. Li; (iii) 9,179,291 ordinary shares and 94,890 ADSs held by J.P. Morgan Trust Company of Delaware, as Trustee of the NGM Family 2006 Irrevocable Trust, for which Dr. Li is the Investment Advisor and exercises sole dispositive and voting power; (iv) 40,000 ADSs issuable upon the exercise of stock options held by Dr. Li, which includes stock options vesting within 60 days of December 31, 2009; and (v) 159,334 ADSs issuable upon the exercise of shares of restricted stock, which including shares of restricted stock vesting within 60 days of December 31, 2009. Each ADS represents 8 ordinary shares.

[2]

Based on 552,203,925 total shares, which includes (i) 550,609,253 outstanding ordinary shares as of December 31, 2009; (ii) 40,000 ADSs issuable upon the exercise of stock options held by Dr. Li; and (iii) 159,334 ADSs issuable pursuant to shares of restricted stock held by Dr. Li.

CUSIP No. 929352102	SCHEDULE 13G	Page 3 of 5 Pages

Item 1	(a)	Name of Issuer:

WuXi PharmaTech (Cayman) Inc. (“Issuer”)

Item 1	(b)	Address of Issuer’s Principal Executive Offices:

288 Fute Zhong Road, Waigaoqiao Free Trade Zone, Shanghai 200131, People’s Republic of China

Item 2	(a)	Name of Person Filing:

Ge Li

Item 2	(b)	Address of Principal Business Office or, If None, Residence; Citizenship

Ge Li c/o WuXi PharmaTech (Cayman) Inc. 288 Fute Zhong Road Waigaoqiao Free Trade Zone Shanghai 200131 People’s Republic of China

Item 2	(c)	Citizenship

United States of America

Item 2	(d)	Title of Class of Securities:

Ordinary shares, par value US$0.02 American Depositary Shares

Item 2	(e)	CUSIP Number:

929352102

Item 3.	Statement Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c):

Not applicable.

CUSIP No. 929352102	SCHEDULE 13G	Page 4 of 5 Pages

Item 4.	Ownership

	(a)	Amount Beneficially Owned:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Ge Li	25,065,743 ordinary shares	4.5[3]%	25,065,743 ordinary shares	0	25,065,743 ordinary shares	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

[3]

Based on 552,203,925 total shares, which includes (i) 550,609,253 outstanding ordinary shares as of December 31, 2009; (ii) 40,000 ADSs issuable upon the exercise of stock options held by Dr. Li; and (iii) 159,334 ADSs issuable pursuant to shares of restricted stock held by Dr. Li.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2010

Ge Li

/S/ GE LI